October 13, 2017	Robert M. Schmidt T +1 617 951 7831 F +1 617 235 9425 Robert.schmidt@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-1090

Re:	Allianz Funds (Registration Nos. 33-36528 and 811-06161)

Ladies and Gentlemen:

Transmitted herewith for filing by means of electronic submission on behalf of Allianz Funds (the “Trust”), we are today filing, pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is Post-Effective Amendment No. 197 to the Trust’s Registration Statement on Form N-1A under the Securities Act and Amendment No. 203 to the Trust’s Registration Statement on Form N-1A under the 1940 Act.

The Amendment is being submitted in connection with the Trust’s registration of Class R6 shares of AllianzGI NFJ Mid-Cap Value Fund (the “Fund”).

In addition to Part C, the Amendment includes the following documents:

1.	Prospectus for Class R6 shares of the Fund; and

2.	The Statement of Additional Information of the Trust.

The Trust expects to file an amendment pursuant to Rule 485(b) under the Act on or prior to the effective date of this Amendment in order to include updated financial information.

No fees are required in connection with this filing. Please direct any questions concerning this filing to me at 617-951-7831.

Sincerely,

/s/ Robert M. Schmidt

Robert M. Schmidt

cc:	Thomas J. Fuccillo, Esq.

Angela Borreggine, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.

Kevin M. Cegan, Esq.